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VF 4-28-05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/04____ AND ENDING ____12/31/04____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TradeLink L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Jackson Blvd.
_____
                               (No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven M. Abraham   312-264-2000
_____
                                                          (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
_____
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

RECEIVED
MAR 0 1 2005
185

PROCESSED
APR 2 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven M. Abraham, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of TradeLink L.L.C., as of and for the year ended December 31, 2004, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the

25th day of _February 2005_

Nancy J. Simenson
/Notary Public

_____
Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Cash Flows.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☑ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

TradeLink L.L.C.

Statement of Financial Condition

December 31, 2004

Filed Pursuant to Rule 17a-5(d) Under the Securities
Exchange Act of 1934



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TradeLink L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Jackson Blvd.
_____
(No. and Street)

Chicago _____ Illinois _____ 60606
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven M. Abraham _____ 312-264-2000
                                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
_____
(Name – if individual, state last, first, middle name)

One South Wacker Drive _____ Chicago _____ IL _____ 60606-3392
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven M. Abraham, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of TradeLink L.L.C., as of December 31, 2004, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____

_____

_____

Sworn and subscribed to me on the

25th day of _February 2005_

_____   _____
          Notary Public   Signature

Chief Financial Officer
          Title

This report** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

TradeLink L.L.C.
Table of Contents
December 31, 2004



Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Member of
TradeLink L.L.C.

We have audited the accompanying statement of financial condition of TradeLink L.L.C. as of December 31, 2004 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeLink L.L.C. as of December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 22, 2005

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

TradeLink L.L.C.
Statement of Financial Condition
December 31, 2004 (In Thousands)

Assets

Cash	$	449
Receivable from broker-dealers and clearing organizations		128,679
Securities owned ($57,121 pledged to clearing broker)		170,577
Securities purchased under agreements to resell		55,427
Investment in funds and commodity pools		2,456
Exchange memberships, at cost (market value $7,393)		2,590
Other assets		2,713
Total assets	$	**362,891**

Liabilities and Member's Equity

Liabilities		
Payable to broker-dealers and clearing organizations	$	1,160
Payable to noncustomers		74,361
Securities sold, not yet purchased		233,920
Accounts payable and accrued expenses		15,239
Total		324,680
Member's equity		38,211
Total liabilities and member's equity	$	**362,891**

Note 1   Nature of Operations and Significant Accounting Policies

Nature of Operations—TradeLink L.L.C. (the "Company") is a registered securities broker-dealer and futures commission merchant.   The Company operates as a market-maker and trader on various securities and commodities exchanges around the world.   The Company is wholly owned by TradeLink Holdings, LLC.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment in Funds and Commodity Pools—The investment in funds and commodity pools is recorded at fair value based on the Company's ownership portion of the fair value of these investments.

Securities and Derivative Financial Instruments—Transactions in securities and derivative financial instruments, and commission income and related expenses, are recorded on trade date. Securities owned and sold, not yet purchased, and open futures and options on futures contracts are carried at market value.

Securities Purchased Under Agreements to Resell—The Company enters into transactions with broker-dealers and other financial institutions that involve purchases of securities under agreements to resell (resale agreements). These transactions are carried at their contracted resale amounts as specified in the agreements; such amounts include accrued interest. The Company takes possession of collateral under resale agreements with a market value equal to or in excess of the principal amount loaned under resale agreements. At December 31, 2004, the market value of collateral obtained under these agreements was $54,894,472.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and, except for exchange memberships, are reflected at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Income Taxes—The Company is treated as a partnership for federal income tax purposes. Consequently, the Company does not pay federal income taxes on its earnings; the member is taxed on the Company's earnings.

Foreign Exchange Transactions—Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Life of the Company—The Company will terminate on December 15, 2023, in accordance with its operating agreement and pursuant to the Delaware Limited Liability Company Act of the Delaware Code (the "Act"), unless the Company is earlier dissolved in accordance with either the provisions of its operating agreement or the Act.

Note 2   Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from and payable to broker-dealers and clearing organizations at December 31, 2004 consist of:

	Receivable	Payable
Deposits with clearing organizations		
Margin		
Cash margins and deposits	$ 505,502	$ -
Money market funds	1,393	
U.S. Government obligations	108,786,832	
Stock in exchange clearing		
organization, at quoted value	692,200	
	109,985,927	-
Guarantee		
U.S. Government obligations	999,361	
Total	110,985,288	-
Receivable from/payable to clearing organizations	675,572	1,159,702
Receivable from/payable to broker-dealers	17,017,808	
	$ 128,678,668	$ 1,159,702

Deposits with clearing organizations include amounts that the Company has pledged as collateral that the clearing organization cannot, or as a matter of practice does not, sell or repledge. Cash and financial instruments held at the Company's clearing brokers collateralize amounts due to the clearing brokers, if any, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 3   Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2004 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Options	$ 111,948,610	$ 182,877,658
Equity securities	52,576,190	51,042,814
U.S. Government securities	4,996,804	
Gold and silver certificates	1,055,809	
Total	$ 170,577,413	$ 233,920,472

Note 4   Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors were repaid during the year ended December 31, 2004.

Note 5   Related-Party Transactions

The Company provides clearing services to persons, funds and commodity pools that are related by common ownership or in which the Company has an investment. Payable to noncustomers on the statement of financial condition represents amounts payable to these related parties. Payable to noncustomers arises primarily from commodity transactions and includes gains and losses on open trades. These related parties do not trade securities in accounts carried by the Company. Accounts carried by the Company for these parties are considered to be proprietary accounts under the rules of the Commodity Futures Trading Commission and are not included in the Company's segregation or reserve requirement computations.

The following table represents the effect of related-party transactions on the financial statement as of December 31, 2004:

Nature of Transaction	Financial Statement Description	Amount
Investment in related parties	Investment in funds and commodity pools	$ 682,871
Ledger balance in noncustomer trading accounts and accrued interest	Payable to noncustomers	74,361,096
	Other assets	940,266

Certain exchange memberships owned by officers of the Company or by an affiliated entity are registered for and assigned to the Company in order to provide exchange membership and other privileges.

Under informal and formal agreements, the Company is reimbursed by an entity affiliated by common ownership for operating expenses incurred and paid on behalf of that entity and for the use of certain trading systems, respectively.

Note 6   Commitments and Contingencies

The Company leases office space under noncancelable agreements that expire at various dates through December 11, 2011. The Company has an option to extend its primary office space lease at expiration. At December 31, 2004, the minimum annual rental commitments under these leases are as follows:

2005	$ 406,377
2006	372,487
2007	150,319
2008	155,261
2009	160,203
Thereafter	263,162
Total	$ 1,507,809

The Company has entered into deferred compensation arrangements with certain proprietary traders under which they will receive a portion of their compensation in January 2006, provided, among other terms, they remain a registered trader of the Company until that time. The maximum amount that would be recognized and due to these proprietary traders from 2004 activities is $1,473,000. A liability for compensation related to 2003 activities is reflected as of December 31, 2004.

Note 6 Commitments and Contingencies, *Continued*

In the normal course of business, the Company is subject to litigation and arbitration matters. The Company vigorously defends against these claims and in the opinion of management, the resolution of these matters will not result in any material adverse effect upon the Company's financial position as represented in the accompanying statement of financial condition.

The Company also guarantees to certain clearing houses the performance of other members of these institutions and, under certain circumstances, would be subject to assessment.

Note 7 Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan covering all eligible employees, as defined by the plan. Under the terms of the plan, employer contributions are discretionary.

Note 8 Financial Instruments

The Company, in connection with its proprietary market-making, specialist and trading activities, enters into transactions in a variety of derivative financial instruments in order to reduce its exposure to market risk. A derivative is a future, forward, swap or option contract, or other financial instruments with similar characteristics such as caps, floors and collars. Generally, these derivative financial instruments represent future commitments to exchange interest payment streams or currencies or to purchase or sell other financial instruments at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Firm Trading—The Company's firm trading activities consist primarily of exchange traded futures and options. Arbitrage and market-making activities use interproduct and intermarket strategies. Directional trading activities hold small positions for a period of time.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments or commodities may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Further, the Company has securities sold, not yet purchased, and will, therefore, be obligated to acquire those securities in the future at prevailing market prices that may exceed the amount recorded in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities and commodities positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Note 8   Financial Instruments, *Continued*

Credit Risk—The Company also enters into various transactions with broker-dealers, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. This risk of default depends on the creditworthiness of the counterparties to these transactions. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

Note 9   Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items," as these terms are defined.   The Company is also subject to the Commodity Futures Trading Commission Net Capital Requirements (Regulation 1.17) and is required to maintain "net capital" equal to the greater of $250,000, or the sum of 8 percent of customer and 4 percent of noncustomer risk "maintenance margin" requirements on all positions, as these terms are defined.   Net capital, aggregate debit items, and maintenance margin levels change daily, but at December 31, 2004, under the most stringent of these rules, the Company had net capital and net capital requirements of $12,505,674 and $729,265, respectively. The net capital rules may effectively restrict the withdrawal of member's equity.

Further, one of the Company's clearing organizations requires the Company to maintain excess net capital of at least $500,000 for clearing privileges.